SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 0-3003

THOMSON

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

PRESS RELEASE

Thomson: First Quarter Revenues, Near-term Priorities and Dividend Policy

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First-quarter revenues fell 11% at constant currency

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Additional actions by Board and Management to reduce costs across businesses and improve Group profitability

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Board will no longer propose a dividend in order to increase operational and financial flexibility

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Although second quarter trends are expected to improve on first quarter, the Group remains cautious on outlook, given general economic uncertainty.

Paris (France) - 16 April 2008 – The Board of Directors of Thomson (Euronext Paris: 18453, NYSE:TMS), chaired by François de Carbonnel, met on 14 April 2008 to review revenues for the quarter ending 31 March 2008, an initial action  plan from the management team, the Group’s dividend policy, and the outlook for the Group.

Thomson reported total revenues of €1,016 million for the quarter (1Q07, €1,243 million). Currency movements were significant and decreased revenues during the quarter by €90 million. Revenues at constant currency were therefore €1,106 million, a decrease of 11% year-on-year.

Initial Actions

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Management details near-term actions intended to simplify the Group and improve its profitability.

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The Group targets a reduction in operating costs during the course of the year of approximately €50 million, on an annualised basis. These will include a wide range of process improvements, IT upgrades and restructuring measures.

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The Group has reviewed the loss-making silicon activities within the Technology Division.  The Group aims to take out approximately €30 million of costs (on an annualised basis) within the next six months through a combination of partnerships and reorganisation.  The costs of these actions are expected to be in the region of €35 million.

Dividend Policy

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The Board supports the management team’s recommendation that financial resources should be directed in the near-term towards actions to simplify the Group and to improve its profitability. Given this and the increasingly uncertain global economic and financial environment, the Board has reviewed the Group’s dividend policy and will no longer propose a dividend of €0.33 (announced on 14 February 2008).  The Board also believes that shareholder value is being compromised by external speculation regarding the Group’s credit position, which the Board believes to be ill-considered.  The Group’s credit position is enhanced by the action to cut the dividend. The Group has cash generative businesses and the Board therefore expects a dividend to play a key part in remunerating shareholders in the future.

Outlook

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Recent weeks have seen a modest improvement in business conditions.  However, in the current climate of economic uncertainty the Group remains cautious on outlook. We currently expect revenues for 2Q08 to decline year-on-year, by 6-8% in constant currency terms.

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The Group expects to report a loss from continuing activities before interest and taxation for the 1H08, given the management decision to take further restructuring actions in H1, but to be profitable at the operating profit level (ie prior to restructuring costs).

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The Group’s performance is expected to be seasonally weighted towards the second half as in previous years. The Group will comment further on its expectations for the first half and full year at the AGM on 22 May 2008.

Julian Waldron, CEO and CFO of Thomson, said today:

 “The first quarter reflects the difficult economic conditions, notably in the US, under which our sector is operating. Some of our customers are showing greater optimism for the second quarter and this gives us opportunities that we are determined to seize.  Our profitability is unsatisfactory and we are accordingly moving ahead with a set of actions to simplify the Group and improve its profitability. This will enable us to focus our resources on key value-added services, systems and technologies, which support our customers’ needs.”

François de Carbonnel, Chairman of Thomson, added:

“The Board firmly believes in the quality of the assets and people at Thomson and their value-added to our clients. We and the management team are firmly focused on delivering long-term, sustainable value to our shareholders.  The initial steps we are taking today, both with regard to the dividend and the management’s action plans, although difficult, are consistent with this aim.”

First Quarter 2008 Consolidated Revenues (unaudited)

€ millions unless otherwise stated	1Q 08 actual	1Q 08 constant currency	1Q 07	% change constant currency
Services	450	502	548	-8.4%
Systems	465	493	565	-12.8%
Technology	98	108	124	-12.5%
Corporate & Other	3	3	6	n/m
Total(1)	1,016	1,106	1,243	-11.0%

 (1) Revenues are presented according to IFRS and therefore exclude activities treated as discontinued for the quarter, whose revenues for the quarter were not material. Previously reported group revenues for 1Q07 were €1,252 million, of which €9 million were from activities since treated as discontinued.

Thomson reported total revenues of €1,016 million for the quarter (1Q07, €1,243 million). Currency movements were significant and decreased revenues during the quarter by €90 million. Revenues at constant currency were therefore €1,106 million, a decrease of 11% year-on-year. Perimeter effects were minimal in the quarter.

Divisional Review

As indicated in the full year results press release of 14 February 2008 the first months of the 2008 year have been challenging.  The Group confirmed on 30 March 2008 that the slowdown in the Access Products activities of the Systems Division had continued into the first quarter with reduced orders from broadband operator customers. In the Services Division, the Hollywood writers strike, while now over, has negatively affected the Film Services and Content Services businesses.

Activity has been more stable in other areas of the Group’s business such as the Service Division’s DVD activity and the Systems Division’s Broadcast & Networks activity. In addition, the last weeks of March showed an improvement in activity in the Access Products business indicating renewed investment by the Group’s customers.

Services

Revenues for the Services division were €450 million for 1Q08 (1Q07, €548 million). Currency movements were significant and decreased revenues during the quarter by €52 million. Revenues at constant currency thus decreased by 8.4% year-on-year.

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In physical media, DVD volumes continued to hold up well with a decrease of just 2% in units from 319 million units for 1Q07 to 312 million units in 1Q08. Key studio titles in DVD for the quarter were Enchanted, 101 Dalmatians, National Treasure 2, and Bee Movie.

In Film, footage for the quarter was 0.73 billion feet down from 1.11 billion feet in 1Q07. The previously-announced loss of one North American film replication contract accounted for approximately 0.14 billion feet of the decline. The balance of the decline resulted principally from a weaker slate, with some ongoing impact also from the writers’ strike in Hollywood.

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The revenues from the activities driven by digital and electronic media were mixed.

In Content Services continuing growth in Visual Effects (VFX) was more than offset by declines in other areas, principally those affected by the delays and cancellations caused by the writers’ strike in Hollywood.  Although this has now been resolved, we expect some ongoing effect on Content Services revenues through the rest of 2008.

Network Services grew in the broadcast activities but the retail media and cinema advertising sides of the business were held back by the soft advertising market.

Our offering in electronic distribution services to the home continued to develop, although revenues in the quarter were not material. This is a key area of growth for the future to complement our other electronic content services and network services.

The Services Division also focused on cost reduction programs to mitigate the effects of long-term structural trends in physical media – and to improve the profitability of the electronic media activities.  Although we expect revenues from physical media to continue to decline in the coming two quarters, the resolution of the format “war” in DVD in favour of BluRay is expected to boost demand for new format discs, notably from 2009 onwards.

Systems

Revenues for the division were €465 million for 1Q08 (1Q07, €565 million). Currency movements decreased revenues during the quarter by €28 million. Revenues at constant currency therefore decreased by 12.8% year-on-year compared to 1Q07.  Access Product revenues fell sharply as broadband operators and broadcasters held back orders in the light of increased economic uncertainty.  However revenues from Broadcast & Networks were more encouraging with revenues slightly up year-on-year at constant currency.

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In Access Products, Thomson shipped 2.2 million satellite set-top boxes in 1Q08 (vs. 2.1 million in 1Q07), 0.4 million cable set-top boxes (vs. 0.6 million in 1Q07), and 2.2 million access products for telecom operators (vs. 2.6 million in 1Q07) – making a total of 4.8 million access products in the quarter (vs. 5.3 million in 1Q07), down 10% overall.

For satellite customers, mix was largely unchanged and prices declined. The volume declines in access products for telecom operators reflected in particular lower volumes with European customers.

The last weeks of March showed an improvement in activity in the Access Products business indicating renewed investment by the Group’s customers.

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Broadcast & Networks revenues for the quarter were slightly up at constant currency compared to 1Q07. Broadcast products grew strongly. The LDK8000 high-definition camera continued to sell well in 1Q08, as did editing software and systems, such as servers and the recently-introduced version of the “Aurora” news software. Network products and integration activities declined year-on-year.

The Systems Division also focused on cost reduction and process optimisation programs, notably concerning operating expenses. It upgrades for its supply chain, R&D simplification and quality, and a reorganisation of the sales force in January.

Technology

Revenues of the division were €98 million for 1Q08 (1Q07, €124 million). Currency movements during the quarter decreased revenues by €10 million.  Revenues at constant currency therefore decreased by 12.5% year-on-year

Licensing revenues at constant currency decreased by 7.3% year-on-year. Licensing revenues were €79 million for 1Q08 (1Q07, €96 million). Currency movements were significant and decreased licensing revenues for the quarter by €10 million. The revenue variation reflects quarterly fluctuations as no major new agreements were signed in the quarter compared to a year ago. Thomson had 960 licensing contracts outstanding at end 1Q08 across its 23 licensing programs.

Discussions continue on the combination of the Group’s tuners activity with those of NXP.  Revenues generated by the Group’s other silicon activities were not material in the quarter and the activities continued to generate losses.

Corporate & Other

Revenues of Corporate and Other activities were €3 million for 1Q08 (1Q07 €6 million).

Group reported revenues are presented according to IFRS and therefore exclude activities treated as discontinued for the quarter.

Debt and Financing

As previously announced, the Group raised €70 million of new long-term debt during the quarter. The Board continues to believe that the Group has sufficient liquidity to refinance its short-term and long-term debt falling due in 2008 and 2009.

Given the Group’s current policy of debt financing largely in US$ and predominantly at floating rates, the Group expects a significant reduction in its net interest expense in 2008, notwithstanding recent changes to its credit ratings.

The Group notes that the decision taken by the Board not to propose a dividend to be paid in 2008 does not imply non-payment of the next coupon on the €500 million perpetual bond, such decision being due in September 2008.

Board Composition

The Board has finalized the resolutions to be submitted to the Annual General Meeting to be held on 22 May 2008. The Directors whose mandates are proposed for renewal are Loïc Desmouceaux, Pierre Lescure, Didier Lombard, Dave Roux, Remy Sautter and Henry Vigil. Following the AGM the Board would then comprise ten directors*, of whom nine would be independent directors and one would be a representative of the employee shareholders.

*The mandates of François de Carbonnel, Marcel Roulet, Paul Murray and Eric Bourdais de Charbonnière will fall due for renewal in 2009, 2009, 2010 and 2011 respectively

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, ”media and entertainment” markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

The quarterly financial information contained herein can be viewed on the Group’s website in the section Regulated Information

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About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media, Entertainment & Communications clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. For more information:  http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Linda Balti	+33 1 41 86 65 24	linda.balti@thomson.net
Investor Relations
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
Linda Lovichi	+33 1 41 86 51 00	linda.lovichi@thomson.net

APPENDIX

Quarterly Consolidated Revenues (unaudited)

In € millions	1Q 08	4Q 07	3Q 07	2Q 07	1Q 07
Services	450	711	598	543	548
Systems	465	765	651	698	565
Technology	98	142	120	148	124
Corporate & Other	3	3	3	5	6
Total	1,016	1,621	1,372	1,394	1,243
Average $:€	1.51	1.46	1.38	1.35	1.31

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2008
	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer